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                             July 27, 2023

       Teague Egan
       Chief Executive Officer
       Energy Exploration Technologies, Inc.
       G-8 Calle O   Neill
       San Juan, Puerto Rico 00918

                                                        Re: Energy Exploration
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed July 14, 2023
                                                            File No. 024-11823

       Dear Teague Egan:



              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Offering Circular Amendment No. 2

       Summary, page 2

   1. We note your revised disclosure in response to prior comment 2. Please revise to balance your disclosure in the
Summary relating to your solid-state battery technology. We refer to your discussion of
the shortcomings of lithium-ion batteries on page 33. Please also explain what you mean
by multi-layer pouch cell.
       LiTAS Technology, page 31

   2. We note your response to prior comment 6 and your deletion of references to your partnerships with the
University of Texas and General Motors. Please restore this
                                                        disclosure or advise
why this disclosure is no longer applicable to your company. Please
 Teague Egan
FirstName  LastNameTeague  Egan Inc.
Energy Exploration Technologies,
Comapany
July       NameEnergy Exploration Technologies, Inc.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
         file the agreements with the University of Texas and General Motors as exhibits to this offering circular as required by Item 17.6 of Form 1-A or tell us why they are not material.
3.       We acknowledge your response and revised disclosure to prior comment
7. Please expand
         your disclosure to specify the royalty term, the termination provision, and the aggregate amount paid to date under the license agreement. Please file the license agreement as an exhibit to the offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material.
Pilot Plant Deployment, page 32

4. We note your revised disclosure in response to prior comment 8, which we reissue in part.
         We refer to your disclosure on page 28 that you have "successfully built three pilot plants, one of which was deployed and fully operational in Salar de Uyuni in Bolivia." You also disclose that you plan to deploy pilot plans in South America and the US in 2023 and
         2024. Please expand your disclosure of the two other pilot plans referenced and discuss how you determined the success of each pilot plant using the metrics and methodology disclosed. Please also discuss your plans for pilot plan deployment in the United States as referenced on page 28.
Intellectual Property, page 33

5. We acknowledge your revised disclosure in response to prior comment 9. Please revise to specify the applicable jurisdictions of the patents and the type of patent protection (such as composition of matter, use or process).
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 Teague Egan
Energy Exploration Technologies, Inc.
July 27, 2023
Page 3
FirstName LastNameTeague Egan
                                                     Office of Industrial
Applications and
Comapany NameEnergy Exploration Technologies, Inc.
                                                     Services
July 27, 2023 Page 3
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName